Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

25 June 2003


03024297

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
JUL 02 2003
WASH, D.C.
181

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

SUPPL

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

Enc:

dlw 7/3

Brambles

Brambles Industries plc
Cassini House
57-59 St James's Street
London, SW1A 1LD, England
Tel +44 (0)20 7659 6000 **Fax** +44 (0)20 7659 6001
Email info@brambles.com
Website www.brambles.com

25th June 2003

News release

TRADING UPDATE FOR THE 11 MONTHS TO MAY 2003

Brambles has previously announced that it will issue regular trading updates ahead of its interim and final results. Today's update comments on year-to-date performance in the current financial year ending 30 June 2003. The full year results will be announced on 2 September 2003.

INTRODUCTION

At the time of its last interim results, Brambles reported on the improving performance of CHEP in the Americas, the challenges of CHEP Europe, the impact of the container deposit directive on Cleanaway in Germany and the continuing growth of Recall. Since then, Brambles has continued to see good revenue growth rates in most businesses, and is making steady progress on the CHEP Europe re-organisation plan.

The Group's full year results will be within the current range of market forecasts.

At present, the range of market forecasts in the UK (calculated as profit before tax, goodwill amortisation and all exceptional items – PBTA) is between £275 million and £308 million. In Australia the PBTA range is between A$742 million and A$830 million. Based on trading for the 11 months to 31 May 2003, we would expect the final result in constant currency for the year to 30 June 2003 to be around the middle of the range in Australia and a little below midway in the UK. The adverse impact of exchange rates on the translation of profits into Australian dollars is estimated at A$16 million.

Operating cash flow is improving, with better working capital performance and capital expenditure has been reduced.

All the information in this trading update which relates to relative performance refers to movements in constant currency.

CHEP

Europe

Revenue in CHEP Europe for the 11 months to the end of May was more than 6% higher than the same period last year, with contract gains over the past five months being realised as expected. This compares with an increase of 4% in the first 6 months.

It is one of CHEP's key objectives to provide reliable and efficient services to its customers, and to align services and pricing more closely with customer activity and costs. Commercial initiatives in this regard have already commenced and further developments are planned in the coming months. CHEP will continue its efforts to improve service quality and to ensure that it continues to represent the most efficient option for its customers.

The implementation of the pan-European reorganisation in CHEP Europe is proceeding to plan. Consultation with all the relevant Works Councils is proceeding well and the centralisation of finance and administrative processes into Spain and the UK is expected to be completed within the next financial year. The rationalisation of the workforce had resulted in a net reduction of approximately 100 employees by the end of May. The reduction is expected to be fully implemented by the end of June 2004, when the workforce will have been reduced by between 300 and 400 employees.

CHEP Europe's efforts to improve asset productivity are also beginning to yield results, though the process is still at an early stage.

FILE NO 82-5205

CHEP Europe's efforts to improve asset productivity are also beginning to yield results, though the process is still at an early stage.

Americas

CHEP Americas revenue growth for the full year is expected to be around 11%. This is based on the 11 months to 31 May 2003, which continued to see strong growth in Latin America. A lower rate of growth in the USA, principally in the last quarter, resulted from softer demand in the retail market, mainly of non-food products.

In CHEP USA, the implementation of the five key performance improvement initiatives continues to bring benefits, particularly in reduced transportation costs and the management of its NPD (non-participating distributor) channel.

The project to consolidate service centres in CHEP USA is almost complete with 75 new service centres in operation. As a result, CHEP has made further efforts to improve pallet quality, and hence increase customer satisfaction. The additional cost of maintaining this higher pallet quality is around £9 million (A$23 million) in the current financial year, with a greater proportion incurred in the second half. Costs running at this higher level are expected to be ongoing.

Rest of the World

In Australia, Asia and Africa, revenue was up by 14% in the 11 months to 31 May and all regions are performing well.

CLEANAWAY

Despite challenges in European markets, Cleanaway is continuing to perform steadily and generate a strong cash flow. Based on the 11 months to 31 May, revenue growth for the full year in Cleanaway's continuing businesses is expected to be approximately 4%.

In the UK, a robust performance in dry waste is being offset by pressures in technical waste. In Germany, the business is continuing to perform in line with expectations notwithstanding economic conditions and the impact of the new container deposit directive.

Looking forward in Germany, the outcome of the re-tendering process for the packaging recycling scheme – DSD – will not be known until later in the calendar year, although as previously mentioned, profit contraction must be anticipated in 2004.

Cleanaway Australia continues to make good profit progress, in line with our expectations.

RECALL

Recall is continuing to perform strongly, with revenue growth in the 11 months to 31 May of around 17%. The organic growth rate has strengthened over the last five months and is now above the 7% seen in the first half. Acquisitions particularly those in US, UK and Sweden have also contributed to the strong performance.

BRAMBLES INDUSTRIAL SERVICES AND REGIONAL BUSINESSES

Revenue in Brambles Industrial Services in the 11 months to 31 May was similar to last year. The division is performing as expected, with Australia remaining strong.

In our Regional Businesses, Interlake continued to trade below last year in the 11 months to the end of May given general economic conditions. The manufacturing base of Interlake is currently being further restructured to reduce cost.

FILE NO. 82-5205

Americas

CHEP Americas revenue growth for the full year is expected to be around 11%. This is based on the 11 months to 31 May 2003, which continued to see strong growth in Latin America. A lower rate of growth in the USA, principally in the last quarter, resulted from softer demand in the retail market, mainly of non-food products.

In CHEP USA, the implementation of the five key performance improvement initiatives continues to bring benefits, particularly in reduced transportation costs and the management of its NPD (non-participating distributor) channel.

The project to consolidate service centres in CHEP USA is almost complete with 75 new service centres in operation. As a result, CHEP has made further efforts to improve pallet quality, and hence increase customer satisfaction. The additional cost of maintaining this higher pallet quality is around £9 million (A$23 million) in the current financial year, with a greater proportion incurred in the second half. Costs running at this higher level are expected to be ongoing.

Rest of the World

In Australia, Asia and Africa, revenue was up by 14% in the 11 months to 31 May and all regions are performing well.

CLEANAWAY

Despite challenges in European markets, Cleanaway is continuing to perform steadily and generate a strong cash flow. Based on the 11 months to 31 May, revenue growth for the full year in Cleanaway's continuing businesses is expected to be approximately 4%.

In the UK, a robust performance in dry waste is being offset by pressures in technical waste. In Germany, the business is continuing to perform in line with expectations notwithstanding economic conditions and the impact of the new container deposit directive.

Looking forward in Germany, the outcome of the re-tendering process for the packaging recycling scheme – DSD – will not be known until later in the calendar year, although as previously mentioned, profit contraction must be anticipated in 2004.

Cleanaway Australia continues to make good profit progress, in line with our expectations.

RECALL

Recall is continuing to perform strongly, with revenue growth in the 11 months to 31 May of around 17%. The organic growth rate has strengthened over the last five months and is now above the 7% seen in the first half. Acquisitions particularly those in US, UK and Sweden have also contributed to the strong performance.

BRAMBLES INDUSTRIAL SERVICES AND REGIONAL BUSINESSES

Revenue in Brambles Industrial Services in the 11 months to 31 May was similar to last year. The division is performing as expected, with Australia remaining strong.

In our Regional Businesses, Interlake continued to trade below last year in the 11 months to the end of May given general economic conditions. The manufacturing base of Interlake is currently being further restructured to reduce cost.

FILE NO. 82-5205

Notes

(a)	The ranges of market forecasts shown above include all those known to Brambles, representing a total of 18 brokers.
(b)	The currency effect on the results reported in Australian Dollars is due to the movements against the Pound Sterling, US Dollar and US Dollar related currencies, particularly the Mexican Peso, Brazilian Real and Canadian Dollar.
(c)	Relative performance measures in this trading update are shown in constant currency. Constant currency is calculated by translating foreign currency results at the average exchange rates applicable to the 12 months to 30 June 2002.

Brambles Industries is globally headquartered in Australia

For further information, contact

UK		
Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291
Australia		
Investor	John Hobson, Head of Investor Relations	+61 (0) 2 9256 5216
		+61 (0) 414 239 188 (mobile)
Media	Jeannette McLoughlin	+61 (0) 2 9256 5255
	Group General Manager Corporate Communications	+61 (0) 401 990 425 (mobile)

Notes

Brambles is a leading global support services provider with operations in more than 50 countries across Europe, the Americas, Asia-Pacific and Africa. With full year 2002 turnover of approximately A$8.45 billion / £3 billion, operating profit of more than A$1,127 million / £400 million and assets of A$10.42 billion / £3.7 billion, it employs some 31,000 personnel worldwide. Its key global businesses are CHEP, CLEANAWAY and RECALL.

- CHEP is the world's pioneer and leader in the provision of pallet pooling services. CHEP pallets facilitate the efficient operation of supply chains for most of the developed world's leading international FMCG (Fast Moving Consumer Goods) companies. These companies require the fast availability of high quality pallets and other types of standard loading equipment and transit packaging wherever they operate. CHEP meets this need through its global reach and scale, combined with its proven logistics and supply chain management capability and its established pallet pools and infrastructure in 40 countries.
- CLEANAWAY is a leader in the collection, sorting, recycling, transfer and disposal of waste, particularly in UK, Germany and Australia. Through Cleanaway Germany, it is one of the largest paper recycling and trading businesses in Europe.
- RECALL is a global business managing physical and digital documents through their entire life cycle.

It also has a number of other global and regional businesses, such as Industrial Services, Meineke Car Care Centers and Interlake Material Handling.